Exhibit 99.3

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”), for the three-month periods and years ended February 28, 2014 and 2013. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended February 28, 2014. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the years ended February 28, 2014 and February 28, 2013 is based on the consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on May 21, 2014. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars, rounded to the nearest thousand. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Neptune’s ability to finalize reconstruction of its production facility, the timing and cost of completion of the reconstruction project, and the amount of production capacity for krill oil products at the new production facility;

•	Neptune’s ability to obtain all necessary operating permits from the Québec Ministry of Sustainable Development, Environment and the Fight Against Climate Change (the “Ministry of Environment”) and the Commission de la santé et de la sécurité du travail (the “CSST”) to start production at its new production facility;

•	Neptune’s ability to commission and complete the start-up and ramp-up of production at its new production facility;

•	Neptune’s ability to generate revenue through production at its new production facility;

•	Neptune’s ability to maintain and develop its existing third party supply and production agreements on terms favourable to Neptune;

•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;

•	Neptune’s ability to recover additional insurance proceeds relating to the incident at its production plant under its various insurance policies;

•	Neptune’s ability to regain lost customers and re-establish itself in the nutraceutical market;

•	Neptune’s ability to oppose or settle notices alleging non-compliance by the Ministry of Environment and the CSST and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;

•	Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and ECOKRILL Oil (“EKO™”) and to regain and maintain its market share position for krill oil products;

•	Neptune’s ability to continue to invest in product development and trials;

•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;

•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;

•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;

•	the timing of the receipt of royalty payments under the terms of Neptune’s settlement agreements;

•	Neptune’s estimates of the size of the potential markets for NKO® and EKO™ and its product candidates and the rate and degree of market acceptance of EKO™ and NKO® and its product candidates;

•	Neptune’s ability to use the net proceeds from its latest public offering for the purposes identified in Neptune’s prospectus supplement dated February 28, 2014;

•	the health benefits of NKO® and EKO™ and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;

•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and

•	Neptune’s expectations regarding its significant impairment losses and future write-downs, charge-offs or impairment losses.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•	Neptune will obtain all required operating permits to resume operations at the new production facility by approximately early June 2014;

•	the start-up and ramp-up period and performance of the new production facility will be consistent with management’s expectations;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;

•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre-November 2012 levels;

•	Neptune’s business plan to focus on the production of its lead products, NKO® and EKO™, will not be substantially modified;

•	capital derived from future financings will be available to Neptune on terms that are favourable;

•	Neptune will be able to protect its intellectual property; and

•	Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is a non-IFRS financial measure. Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), net finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

BUSINESS OVERVIEW

New Production Facility Reconstruction and Operations

Neptune is in the process of completing the reconstruction of its sole manufacturing facility, located in Sherbrooke, Quebec, Canada. When completed, and operating at full capacity, the new production facility is expected to produce approximately 150,000 kilograms of krill oil products annually, with production of NKO® being prioritized to meet customer demand.

Prior to commencing operations at the new production facility, Neptune is required to obtain the following two permits:

•	a certificate of authorization required under the Environment Quality Act (Québec) from the Ministry of Environment relating to environmental matters at the new production facility; and

•	a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the CSST relating to safety in the workplace requirements.

Neptune is working closely with the Ministry of Environment and the CSST to finalize the securing of the operating permits. Neptune expects to begin production once the remaining two permits are obtained. Based on the current status of its exchanges with the Ministry of Environment and the CSST, Neptune expects that the required permits will be obtained and production will commence by approximately early June 2014.

Neptune has received the authorization of its Emergency Response Plan (ERP) from the City of Sherbrooke Fire and Rescue Service, relating to the new production facility’s fire safety and emergency evacuation plan and on-site fire security equipment. No further approvals are required from the City of Sherbrooke Fire and Rescue Service for production to resume.

At the time of the November 2012 plant explosion, Neptune was in the process of constructing an expansion facility for its plant. The expansion facility sustained limited damage in the explosion and the plant reconstruction has resulted in the expansion facility becoming the new base for the Corporation’s main production facility. As the initial intended use of the expansion facility has changed, plant modifications and additional purchases to replace equipment lost in the incident were required. As a result, the initial $21 million estimated cost of the expansion project has been revised to approximately $48.3 million, up from the amount of approximately $45 million that was previously disclosed. To date, Neptune has funded approximately $43.3 million of the total estimated cost through:

•	insurance recoveries (approximately $17.5 million received to date),

•	a loan of $12.5 million from Investissement Québec (“IQ”) (approximately $8.5 million disbursed to date with the balance of the loan expected to be received following the submission by the Corporation of its audited report on the admissible expenses),

•	an interest free loan of $3.5 million from Canada Economic Development (“CED”) (approximately $3.0 million disbursed to date with the balance of the loan expected to be received following the submission by the Corporation of the reports required by CED),

•	certain amounts received from settlement agreements relating to intellectual property matters, and

•	Neptune’s working capital.

New Production Facility Ramp-Up Period

Neptune expects that upon the commissioning of the new production facility, a start-up and ramp-up period will be required before full production capacity will be achievable. The ramp-up period is expected to be completed in three phases over a period of three months, with each phase lasting one month. During this ramp-up period, Neptune expects to progressively increase production in each of the three phases to an annual production capacity of 50,000, 100,000 and 150,000 kilograms of krill oil products respectively, until the new production facility’s full commercial annual production capacity of krill oil is reached.

Arrangements with Strategic Partners

On October 2, 2013, Neptune signed a strategic non-exclusive krill oil manufacturing and supply agreement with Rimfrost giving Neptune the right to purchase, at a preferred price, up to 800,000 kg of commodity grade krill oil during the first three-year term of the renewable agreement. Under the agreement, Neptune has agreed to purchase certain minimum quantities of commodity grade krill oil from Rimfrost in 2013 and 2014, which purchases may be deferred to the following calendar years.

Human Resources

Neptune currently employs 117 employees. Most key employees have been retained and a few management and production employees remain to be hired by the Corporation. Neptune does not anticipate any problems in hiring the remaining employees in a timely manner.

On April 28, 2014, Neptune announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptune. Neptune has begun the search for a new President and Chief Executive Officer. During the interim period, Neptune continues to be managed by a management and operations committee under the leadership of Neptune’s Chief Financial Officer, Mr. André Godin.

Finance, Use of Public Offering Proceeds and Investor Communication

On November 4, 2013, Neptune finalized a secured financing of $12.5 million with IQ, a government sponsored corporation whose mission is to contribute to Québec’s economic development in accordance with the Government of Québec’s economic policy, to partially fund the reconstruction of its production facility (which includes a security interest over all assets, including the Corporation’s intellectual property). The IQ secured loan has an annual interest rate of 7.0% and a two-year grace period for the start of principal repayment from the first disbursement date, following which the loan will be payable in equal monthly instalments over a four year period. The loan is repayable at any time without penalty. IQ disbursed the loan to reimburse Neptune’s reconstruction expenses. To date, Neptune has received approximately $8.5 million from IQ and expects to receive an additional $4.0 million which will be used to pay expenses incurred in connection with the reconstruction of the new production facility. As part of the IQ loan, the Corporation granted warrants to purchase 750,000 common shares of the Corporation to IQ. The warrants will be exercisable at an exercise price of $3.37 per warrant. The warrants will vest on a project driven basis concurrently with each loan disbursement date prorated according to the amount disbursed by IQ. At February 28, 2014, 511,995 warrants had vested.

On March 6, 2014, Neptune announced the closing of a public offering for gross proceeds of approximately US$28.75 million. Neptune intends to allocate the net proceeds from the offering for sales, marketing and distribution of its krill oil products, to support NeuroBio in the development and validation of its product candidates, to finance the ramp-up of its production facility, to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties and for general corporate and other working capital purposes.

On April 4, 2014, Neptune announced the closing of a private placement of CAD$2.5 million of common shares of Neptune at a price of CAD$2.76 per share resulting in a total issuance of 907,000 shares. The shares were all qualified under Quebec Stock Savings Plan II (the “QSSP II”) and were issued to the Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc. that acquired 725,000 and 182,000 shares respectively. The shares could not be qualified under the QSSP II and subscribed for by the Funds under the Neptune’s public offering completed on March 5, 2014, because of the particular requirements of the QSSP II. Other than the qualification of the shares, the terms of the shares issued are the same as those of the common shares of Neptune issued as part of the public offering.

Since November 2012, Neptune has received insurance recoveries totalling $17.5 million. Although its new production facility is operational, Neptune is still pursuing the balance of its insurance claim and will record any additional recovery if and when it has the unconditional right to receive the compensation.

Since the November 2012 plant explosion, management has periodically reevaluated the need to recognize impairment losses as information becomes available. The impairment loss of $1.3 million recognized during the current period results from the identification by management, through the ongoing process of finalizing reconstruction plans and insurance claims, of building components and laboratory and plant equipment which will no longer be recoverable.

Incident Investigation and Environment

On May 8, 2014, the CSST released its report in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. Although the CSST’s report highlights that the exact cause of the incident could not be identified, the CSST identified as potential causes that could explain the incident the following principal factors: deficiencies in the design and control of the production process, the classification of the old production facility and deficiencies in the management of health and safety issues. The CSST’s report makes no mention of additional fines or penalties against Neptune beyond the November 5, 2013 statement of offence described below. Following the November 2012 incident, Neptune offered its full cooperation to the CSST and continues to work with the CSST, including by implementing recommendations and corrective measures sought by the CSST, towards completing its new state of the art production facility and making operations at its new production facility as safe as possible.

On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64,000 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST.

On November 16, 2012, following the incident at the plant, Neptune received from the Ministry of Environment a notice alleging non-compliance by Neptune with environmental regulations relating to equipment specifications. The Ministry of Environment’s notice alleged that Neptune had modified certain of its equipment without notifying the Ministry of Environment and that its plant production capacity was above the permitted limit in the certificate of authorization issued by the Ministry of Environment. Neptune is cooperating with the Ministry of Environment with the view to settling the notice alleging the non-compliance.

Neptune also provided to the Ministry of Environment a dismantling and clean-up plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater quality. To date, the destroyed plant has been dismantled and the required clean-up of the premises in accordance with Ministry of Environment standards, which includes the removal of 130 metric tons of contaminated soil from the site further to environmental studies performed by independent environmental consultants retained by Neptune, is in its advanced stages and the Corporation anticipates it will be completed by mid-2014.

Activities of Neptune’s Subsidiaries—Acasti and NeuroBioPharm

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, Acasti’s only prescription drug candidate, is currently being evaluated in Canada. Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia and severe hypertriglyceridemia. Acasti announced the completion and results of one of these trials, the open-label Phase II COLT trial, which indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with daily doses of both 4.0g and 2.0g. Acasti believes that the TRIFECTA trial will be completed before the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined.

Acasti’s submission of an investigational new drug application to the FDA to initiate a pharmacokinetic (“PK”) trial of CaPre® in the United States received approval from the FDA. Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services has been hired to conduct the PK trial, the results of which are expected to be available by mid to late 2014.

On December 3, 2013, Acasti completed an underwritten public offering of 18,400,000 units of Acasti at a price of US$1.25 per unit for total gross proceeds of approximately US$23 million. On February 7, 2014, Acasti closed a private placement in Québec of units of Acasti at a price of $1.33 per unit for total gross proceeds of $2.15 million. Following these offerings, Neptune owns 51,942,183 Acasti Common Shares, which currently represents approximately 49.07% of the Acasti Common Shares issued and outstanding.

Acasti acquires all of its krill oil for the production of its products, CaPre® and ONEMIA®, Acasti’s product marketed in the United States as a “medical food”, from its parent company, Neptune. Until Neptune resumes its own production, the krill oil required for the production of CaPre® and ONEMIA® is being acquired through arrangements that Neptune has with third parties. In July 2013, Acasti entered into a memorandum of understanding with a third party for the manufacturing, in accordance with cGMP regulations imposed by the U.S. Food and Drug Administration (the “FDA”), of CaPre® clinical material for the purposes of Acasti’s clinical trials.

NeuroBio is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs. NeuroBio intends to stick to its business plan and to continue its research and development activities. The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s Sherbrooke plant. The preclinical and clinical studies that were planned to start late 2012—early 2013 were postponed. Preclinical studies that were in progress were not interrupted. NeuroBio will also continue to be dependent on the support of Neptune as its controlling shareholder.

Neptune

In the first quarter, Neptune attended the 25th Annual ROTH OC Growth Stock Conference in California from March 17 to 20, 2013. Neptune also took that opportunity to present on Tuesday March 19, at the Ritz Carleton Hotel in Dana Point, California in front of a large number of buy-side investors.

On April 10, 2013, Neptune announced that it was moving forward with its international patent strategy and was not affected by the action by the European Patent Office’s Technical Appeal Board to dismiss Neptune’s appeal related to one of its European patents, specifically EP 1417211. The Board was solely concerned with the issue of flavonoids in krill extracts. Importantly the Board did not address phospholipid compositions, which form a large part of Neptune’s extensive international patent portfolio. This European patent relates to an extract containing specific flavonoids. Europe is the only jurisdiction where Neptune’s patent portfolio includes flavonoids in the independent claims. In fact, this European patent was one of the first patents obtained by Neptune and reflected an initial market study indicating that flavonoids could eventually be commercially important and sought after by consumers. Neptune’s later market analysis showed that omega-3 phospholipids are more important for consumers. As such, all of Neptune’s subsequent composition patent applications were drafted accordingly, taking into account the importance of phospholipids. Therefore, the decision by the Board will not impact in any way the ongoing disputes in the U.S. and elsewhere, including Neptune’s recent filing with the U.S. International Trade Commission.

On April 15, 2013, Neptune announced that the U.S. International Trade Commission (“ITC”) had voted to institute an investigation of alleged patent infringements by Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited; Enzymotec USA, Inc.; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; Rimfrost USA, LLC and Bioriginal Food & Science Corp. (collectively the “Respondents”). The investigation was instituted on the basis of a complaint filed with the ITC by Neptune earlier this year. The complaint alleged violations by the respondents regarding the importation into the United States and sale of certain omega-3 extracts and products from marine or aquatic biomass that infringe certain Neptune patents. Neptune requested that the ITC issue an exclusion order and cease and desist order to ban the importation and sale of infringing extracts and products.

On May 15, 2013, Neptune announced that the class action lawsuit filed against Neptune and certain of its officers on December 19, 2012 by Robbins Geller Rudman & Dowd LLP in the United States District Court for the Southern District of New York was voluntarily dismissed by the plaintiffs, without prejudice. No payment was made by any of the defendants in connection with the dismissal. The complaint alleged that the defendants violated the Securities Exchange Act of 1934. More specifically, it alleged that between December 12, 2011 and November 8, 2012 the defendants issued materially false and misleading statements regarding the Company’s business, operations and financial prospects.

On May 28, 2013, Neptune announced the start of the reconstruction of its production facilities in Sherbrooke, Quebec, Canada. Neptune’s plant was destroyed following an explosion on November 8, 2012, although the adjacent expansion project that was underway at the time suffered limited damage. The reconstruction plan was for the Corporation to reconstruct an operational plant by overhauling the expansion facility that was under construction. In addition to receiving the necessary permits to begin work, the Corporation engaged an engineering firm and architect and also hired a new plant manager. Due to the ability to expedite things, reconstruction started earlier than originally anticipated. Upon completion, the facility is expected to have the capacity to produce more than 150,000 kilograms of Neptune krill oil (NKO®) per year.

In the second quarter, Neptune attended the JMP Securities Healthcare Conference in New York City from July 8 to 10, 2013. Neptune also took that opportunity to present on Tuesday July 9, at the St. Regis in New York City in front of a large number of buy-side investors.

On July 12, 2013, Neptune announced that it acquired, through the exercise of a previously issued warrant, 6,750,000 Class A common shares in the capital of Acasti, a subsidiary of Neptune. The shares were acquired at a price of CDN$2.30 per share upon the exercise of the Warrant. This reflects a total exercise price of approximately $15.5 million. The warrant was delivered to Neptune pursuant to a royalty prepayment agreement, dated December 4, 2012, entered into between Neptune and Acasti, under which Acasti has exercised the option embedded in its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. As a result of the royalty prepayment transaction, Acasti is no longer required to pay any royalties to Neptune under the license agreement during its term for the use of the intellectual property under license. The exercise of the warrant has increased Neptune’s equity participation in Acasti from approximately 57% to approximately 60% as at July 12, 2013. The prepayment agreement and the issuance of the shares to Neptune have been approved by the TSX Venture Exchange and the disinterested shareholders of Acasti at the annual meeting of shareholders of Acasti held on June 27, 2013.

On July 16, 2013, Neptune announced that the Canadian Intellectual Property Office had granted Neptune a composition patent (CA2,493,888) covering omega-3 phospholipids comprising polyunsaturated fatty acids, the main bioactive ingredients in all recognized krill oils. This patent is granted for the Canadian market and is valid until 2022. It covers, novel omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill and any marine or aquatic biomasses containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Canadian market.

On August 26, 2013, Neptune announced that it had received $5 million in insurance related to the November 2012 incident which destroyed the Corporation’s production facilities in Sherbrooke, Quebec, bringing the total recoveries at that date to $11.7 million.

On September 26, 2013, Neptune reached a settlement with Rimfrost USA, LLC; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. resolving the U.S. International Trade Commission’s (ITC) investigation related to infringement of Neptune’s composition of matter patents by the settling Respondents. The investigation was instituted earlier this year by Neptune in a complaint filed with the ITC. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The settling respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date. As part of the settlement, Neptune agreed to dismiss a related patent infringement case against Rimfrost, Olympic Seafood AS and Avoca, Inc. filed in March, 2013 with the United States District Court for the District of Delaware. However, the exact terms and conditions of the settlements are confidential.

Also on September 26, 2013, Neptune signed a strategic non-exclusive krill oil Manufacturing and Supply Agreement with Rimfrost USA, LLC giving the Corporation the right to purchase, at a preferred price, up to 800,000 kg of krill oil during the first three-year term of the renewable agreement.

On October 11, 2013, Neptune announced that it had concluded a $12.5 million loan offer from the Quebec Provincial Government, via IQ, to be used to partially fund the rebuild of its Sherbrooke plant ($8.5 million has been disbursed to date). The IQ secured loan, bears interest at a rate of 7.0% per annum and includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. The loan, which is reimbursable at any time without penalty, will be disbursed overtime to Neptune on a project driven basis and is subject to compliance with certain covenants and warranties customary to such type of transaction. As part of the IQ secured loan of $12.5 million, the Corporation granted warrants to purchase 750,000 common shares of the Corporation to IQ. The warrants will be exercisable at an exercise price of $3.37 per warrant. The warrants will vest on a project driven basis concurrently with each loan disbursement date prorated according to the amount disbursed by IQ. At February 28, 2014, 511,995 warrants had vested.

On November 5, 2013, Neptune announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors. Dr. Tuckson’s appointment increased Neptune’s Board of Directors to 6 members, 4 of whom are independent directors. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and wellbeing company, which includes the United States largest health insurer and the industry’s most comprehensive health services company. Among his many committee memberships, Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation. Dr. Tuckson has been noted several times by Modern Healthcare Magazine as one of the “50 Most Powerful Physician Executives” in healthcare and Black Enterprise Magazine featured him as one of the “Most Powerful Executives in Corporate America”. Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania’s General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. In conjunction with his nomination, Neptune granted Dr. Tuckson 75,000 options to acquire common shares under the Corporation’s stock option plan. The options will vest gradually over a period of two years until November 5, 2015 at an exercise price of $3.00.

On November 8, 2013, Neptune announced that it opposed a statement of offense issued by the Commission de la santé et de la sécurité du travail (CSST), the Québec commission overseeing health and safety in the workplace. The statement, which was recently received, seeks payment of a fine of approximately $64,000. It precedes the conclusion of a CSST investigation into the cause of an accidental explosion and fire on November 8, 2012, which rendered Neptune’s production plant in Sherbrooke, Quebec, Canada inoperable and resulted in the loss of life and injury to others. The CSST final report on the accident is expected to be completed during 2014, at which time the results will be communicated by the Corporation.

On November 13, 2013, Neptune hosted its second Annual Charity Poker Game in the Bellini Ballroom located at The Venetian® and The Palazzo®, prior to the SupplySide West Tradeshow that Neptune attended. The event featured guest of honor John Elway, Neptune’s premier omega-3 phospholipid krill oil “NKO®” ambassador and former Denver Broncos quarterback and Hall of Famer. Proceeds from the event will benefit Vitamin Angels, a non-profit organization distributing vitamins and minerals to children and mothers in need worldwide.

On December 3, 2013, Neptune announced that it acquired securities of its subsidiary Acasti in connection with the closing of Acasti’s US$23 million public offering of units, which closed on that same day pursuant to which 18.4 million Units were issued. Neptune acquired 592,500 Units at a price of US$1.25 per unit under the Offering, for a total consideration of US$741,000. Each Unit consists of one Common share and one Common Share purchase warrant of Acasti. Each warrant entitles Neptune to purchase one Class A Share (Common Share) at an exercise price of US$1.50 per warrant share, subject to adjustment, at any time until December 3, 2018. After to the closing of the Offering, Neptune has beneficial ownership and control over 51,942,183 Common Shares and 592,500 Common Share purchase warrants of Acasti, representing approximately 49.95% of the then issued and outstanding Common Shares in the capital of Acasti. Neptune acquired the Units for investment purposes only and may in the future take such actions in respect of its shareholdings in Acasti as it may deem appropriate in light of the circumstances then existing. Although Neptune owns less than 50% of Acasti’s shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other thing, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at February 28, 2014 and 2013, Neptune owns 49.07% and 56.67%, respectively (34.34% and 46.49% on a fully diluted basis, respectively), of Acasti shares and voting rights.

On December 17, 2013, Neptune announced a settlement and license agreement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA which resulted in the dismissal of all AKBM respondents from the on-going ITC investigation brought by Neptune, as well as the dismissal of all current lawsuits brought by Neptune against AKBM and companies in its value chain. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to AKBM, allowing AKBM to market and sell its nutraceutical products in the licensed countries. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). AKBM also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The financial terms of the license are confidential between the parties.

On December 19, 2013, Neptune announced the appointment of Jerald J. Wenker as a special advisor to its Board of Directors. Mr. Wenker also accepted the nomination for election to serve on the Corporation’s Board of Directors at the next Annual Meeting to be held in June 2014, subject to shareholder approval, including increasing the maximum number of Board of Directors to at least 7 members from 6 currently. Mr. Wenker is currently President and COO of Dermalogica, a leading professional skin care company based in the USA and operating in 62 markets around the world. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for nearly 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management. In conjunction with his role as special advisor, Neptune granted Mr. Wenker 37,500 options to acquire common shares under the Corporation’s stock option plan. The options will vest gradually over a period of two years until December 19, 2015 at an exercise price of $3.00.

On January 9, 2014, Neptune announced that it has received “New Food Raw Material” certification in China giving the Corporation the ability to sell its krill oil nutraceutical products in China, including its premium krill oil, NKO®, as well as its Eco krill oil “EKO™”. No quality or safety concerns were found by China’s National Health and Family Planning Commission, which attests to the strength of Neptune’s products.

On February 18, 2014, Neptune announced the appointment of John Moretz as special advisor to its Board of Directors. Mr. Moretz also accepted the nomination for election to serve on the Corporation’s Board of Directors at the next Annual Meeting to be held in June 2014, subject to shareholders’ approval. John Moretz currently serves as CEO and President of Moretz Marketing LLC and is Managing Director for kathy ireland, LLC. In addition, he is the managing director for various real estate entities including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the

Chairman and CEO of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. He is the Winner of Wal-Mart’s Supplier of the Year award in 2003, 2004 & 2005 and Under Armor’s Licensee of the Year award in 2006. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities. Past and current clients have included Kareem Abdul Jabbar, Ronnie Lott, Reggie Bush, Dianne Carroll, John Elway and Kathy Ireland. Mr. Moretz attended William and Mary and graduated from Lenoir-Rhyne University with a Bachelor in Business Administration. In conjunction with his role as special advisor, Neptune granted Mr. Moretz 37,500 options to acquire common shares under the Corporation’s stock option plan. The options will vest gradually over a period of two years until December 19, 2015 at an exercise price of $3.00.

Following the end of the fiscal year, on March 5, 2014, Neptune announced the closing of a public offering of 10,000,000 common shares at US$2.50 per common share for gross proceeds of US$25.0 million. Euro Pacific Canada Inc. and Roth Capital Partners, LLC acted as Joint Book- Running Managers for the offering and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (NHLD), acted as Lead Manager. Neptune intends to allocate the net proceeds from the offering as follows: (i) approximately US$10.0 million for sales, marketing and distribution of its krill oil products, (ii) approximately US$5.0 million to support one of its subsidiaries, NeuroBio, in the development and validation of its product candidates, (iii) approximately US$5.0 million to finance the start-up and ramp-up of its new production facility, (iv) approximately US$2.0 million to maintain, manage and develop its intellectual property portfolio and to protect it against infringement by third parties, and (v) the balance for general corporate and other working capital purposes. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia. On March 6, 2014, the syndicate of underwriters led by of Euro Pacific Canada Inc. and Roth Capital Partners, as Joint Book-Running Managers, and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (NHLD) as Lead Manager, exercised in full the overallotment option to purchase an additional 1,500,000 common shares of Neptune at a price of US$2.50 per common share in connection with Neptune’s previously announced public offering, completed on March 5, 2014. As a result of the exercise of the over-allotment option, Neptune received additional gross proceeds of US$3.75 million for total gross proceeds of US$28.75 million. Neptune intends to use the additional net proceeds from the exercise of the over-allotment option for general corporate and other working capital purposes.

On April 4, 2014, Neptune announced the closing of a private placement of CAD$2,503,320 of common shares of Neptune at a price of CAD$2.76 per Share, resulting in a total of 907,000 Shares being issued today. The Shares were all qualified under the Quebec Stock Savings Plan II and were issued to The Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc., which respectively acquired 725,000 and 182,000 Shares. The Shares could not be qualified under the QSSP II and subscribed for by the Funds under Neptune’s public offering completed on March 5, 2014, due to the particular requirements of the QSSP II. Except for the qualification of the Shares issued to the Funds under the QSSP II, the terms of the Shares issued under the Private Placement are the same as those of the common shares of Neptune issued as part of the Public Offering. The securities issued under the Private Placement are subject to a 4 month hold period. A commission of 6% of the gross proceeds of the Private Placement was paid to Euro Pacific Canada Inc. Neptune intends to allocate the proceeds from the Private Placement for general corporate and working capital purposes.

In the previous fiscal year ended February 28, 2013, Neptune closed a public offering of US$34.1 million from which the proceeds were intended to be used in the following ways: approximately US$10 million for sales, marketing and krill inventory purchases for NKO® and EKO™, approximately US$8 million to support Acasti in the development and validation of CaPre® and other product candidates, and to support NeuroBio in the development and validation of its product candidates, approximately US$6 million to fund the expansion of its Sherbrooke plant that was intended to increase Neptune’s annual production capacity to 500,000 kilograms of krill oil, approximately US$4 million to fund product development, clinical trials and regulatory affairs of Neptune (including management and protection of its intellectual property portfolio), and the balance for general corporate and other working capital purposes. Following the November 8, 2012 incident at Neptune’s Sherbrooke plant, the Corporation had to reallocate the use of proceeds in order to cover the Corporation’s burn rate due to the important reduction in the gross margin as well as building a frozen krill inventory for the plant restart. In addition, the proceeds from that offering were also allocated to the IP defense and ITC settlement with all parties involved in the litigation, as well as investment in equipment needed for the reconstruction of the new plant.

On April 24, 2014, Neptune announced that the USPTO had granted Neptune a new continuation patent (U.S. Patent No. 8,680,080) relating to the treatment of Alzheimer’s. The patent, which is the Corporation’s first specifically targeting neurological conditions, was granted for the US market and is valid until 2022. The claims focus on treating Alzheimer’s disease by administering an effective amount of a phospholipid composition, wherein the phospholipid composition comprises DHA and EPA.

On April 27, 2014, Neptune announced that a final and binding patent infringement settlement and license agreement had been signed with Enzymotec Ltd. and Enzymotec USA, Inc. that resolved the ITC’s investigation of infringement of Neptune’s composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors, and various patent review proceedings requested by Enzymotec. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune’s ‘348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement, royalty levels in the USA are dependent on the outcome of pending inter partes review proceedings before the USPTO regarding certain claims of Neptune’s ‘351 composition of matter patent. Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the Australian Patent Office for a post-grant review of certain claims of Neptune’s allowed composition of matter patent application (AU2002322233). Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment. The financial terms of the license are confidential between the parties.

On April 28, 2014, Neptune announced the resignation of Henri Harland as President and Chief Executive Officer of Neptune. Mr. Harland also resigned from Neptune two subsidiaries, Acasti and NeuroBioPharm. Mr. Harland remained a Director of Neptune, Acasti and NeuroBioPharm. Since Mr. Harland’s resignation, the business continuation for all entities has been managed by a management and operations committee under the leadership of Neptune’s Chief Financial Officer, Mr. André Godin. The search for a new President and Chief Executive Officer has been initiated by the Board of Directors.

On May 8, 2014, the CSST released its report in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. Although the CSST’s report highlights that the exact cause of the incident could not be identified, the CSST identified as potential causes that could explain the incident the following principal factors: deficiencies in the design and control of the production process, the classification of the old production facility and deficiencies in the management of health and safety issues. The CSST’s report makes no mention of additional fines or penalties against Neptune beyond the statement of offence previously received and disclosed by Neptune in November 2013. Following the November 2012 incident, Neptune offered its full cooperation to the CSST and continues to work with the CSST, including by implementing recommendations and corrective measures sought by the CSST, towards completing its new state of the art production facility and making operations at its new production facility as safe as possible.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the year ended February 28, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment of mild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. During the three month period ended November 30, 2013, Acasti filed an IND submission with the FDA for a PK trial. The PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers. Acasti’s clinical trials’ have continued and progressed during the year ended February 28, 2014.

COLT Trial

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a triglycerides reduction of 23.3%, corresponding to a statistically significant mean improvement of 16.2% over the 7.1% reduction achieved in the standard of care group. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed a 22.0% triglycerides reduction, corresponding to a statistically significant mean improvements of 14.8% over the 7.1% reduction achieved in the standard of care group. In addition, after 8 weeks of treatment, statistically significant mean improvements in non-High-density lipoprotein cholesterol (non-HDL-C) and glycated hemoglobin (HbA1c) and trends of improvement in total cholesterol and HDL-C in patients treated with 4.0g of CaPre® over the standard of care, as well as a statistically significant treatment effect on HDL-C for all combined doses care were observed. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

On May 1, 2014, Acasti announced that it will be presenting the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.

TRIFECTA Trial

On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

The number of targeted patients evaluable as per protocol has been reached. Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study. The secondary objectives of evaluating if statistically significant efficacy was reached in patient populations with mild to moderate and severe hypertriglyceridemia will also be assessed separately. Based on patient information currently available, Acasti does not expect the sample size to be large enough to conclude on the efficacy of CaPre on severe hypertriglyceridemia. Based on literature, Acasti does not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a phase III trial. Acasti believes the trial will be completed before the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined.

PK Trial

The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®. The PK trial total treatment duration will be over a 30-day period and will involve the enrollment of approximately 42 healthy subjects. On January 9, 2014, Acasti has announced that the FDA has allowed Acasti to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial.

Concurrently, Acasti is in communication with FDA and has responded to its recommendations regarding its IND filing for its pivotal phase 3 clinical trial of CaPre® in the US. The FDA has invited Acasti to formally request an end of phase II/pre phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking a buy-in and final response from the FDA. Acasti intends to do this as soon as TRIFECTA trial results are available.

Onemia®

During the year ended February 28, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update

Also during the year ended February 28, 2014, Neptune and Acasti announced on or around September 26, 2013, the conclusion of a settlement with Rimfrost USA, LLC (Rimfrost); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the “Settling Olympic Respondents”) resolving the U.S. International Trade Commission’s (ITC) investigation related to infringement of Neptune’s composition of matter patents by the Settling Olympic Respondents. The investigation was instituted earlier this year in March 2013 by Neptune and Acasti in a complaint filed with the ITC. On December 17, 2013, Neptune and Acasti also announced the conclusion of a settlement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA (collectively the “Settling Aker Respondents”) resolving the ITC investigation related to infringement of Neptune’s composition of matter patents by the Settling Aker Respondents. On December 18, 2013, Neptune and Acasti announced that the Administrative Law Judge presiding over the pending ITC investigation involving Neptune and Acasti; and Enzymotec Ltd., and Enzymotec USA, Inc. (collectively the “Enzymotec Respondents”) granted the parties’ joint motions to stay the ITC proceedings for thirty days. On or around April 27, 2014, Neptune, Acasti and Enzymotec announced the conclusion of a settlement with the Enzymotec Respondents resolving the ITC investigation related to infringement of Neptune’s composition of matter patents by the Settling Enzymotec Respondents. As of April 27, 2014, all the respondents in the ITC investigation had settled with Neptune and Acasti, and the court will proceed shortly with the closing of the file.

On November 5, 2013, Acasti announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors.

On November 26, 2013, Acasti commenced an underwritten public offering of units of Acasti. On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Public Offering Units) at a price of US$1.25 per Unit for total gross proceeds of US$23 million, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Neptune acquired US$741,000 of Public Offering Units in the offering. On February 7, 2014, Acasti announced the closing of a private a placement financing for total gross proceeds of $2,150,000 for 1,616,542 units of Acasti (Private Placement Units) at $1.33 per Private Placement Unit, each Private Placement Unit consisting of one Classe A Shares (Common shares) and one Common Share purchase warrant (Private Placement Warrant). Each Private Placement Warrant entitle the holder to purchase one Common Share (Private Placement Warrant Common Share) at an exercise price of $1.60 per Private Placement Warrant Common Share, subject to adjustment, at any time until December 3, 2018. Following the offering and private placement, Neptune owned 51,942,183 Common Shares of Acasti, representing approximately 49.1% of the Common Shares issued and outstanding. Acasti intends to allocate the proceeds from the offerings as follows: (i) approximately US$1 million to complete its TRIFECTA trial; (ii) approximately US$2 million to initiate and complete its PK trial; (iii) approximately US$8 million to initiate and complete a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately US$5 million to initiate and complete its proposed DART and CARCINO nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

On December 19, 2013, Acasti announced the appointment of Jerald J. Wenker as special advisor to its Board of Directors. Mr. Wenker has also accepted the nomination for election to serve on Acasti’s Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval.

NeuroBioPharm Inc.

NeuroBioPharm’s product candidates MPL VI, MPL VII, MPL VIII, MPL IX and MPL X stage of development as well as their respective indication are summarized in the table below:

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical	n/a

MPL VII	OTC/Medical Food	Memory, concentration and learning disorders	Preclinical	2015

Preclinical
		ADHD	Formulation and vehicle development	n/a
Clinical Trial
MPL VIII	Medical food		Product development
Preclinical
		Cognitive functions	Phase I and II clinical supply	n/a
Phase II clinical study

Product development
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a
Formulation development

MPL X	OTC/Medical food	Neurological disorder	Product development	2014/2015

In 2009, NeuroBioPharm completed a pre-clinical study evaluating the effect of MPLVII and MPLVIII on the electrical activity of the brain, and to characterize the EEG effects in relation to standard central nervous system drugs. The medical food candidates showed a significant effect strongly resembling the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). This set of data suggests that the product candidates MPL VII and MPLVIII may be effective treatments for children with ADHD and a safe alternative to Ritalin®.

In 2010-2011, NeuroBioPharm completed a clinical trial evaluating the effect of the medical food MPL VI (a Neptune Krill Oil derivative) in patients with moderate Alzheimer disease. The trial was conducted in multiple sites in different provinces in Canada. NeuroBioPharm intends to conduct research on the mechanisms of action to better target patients who may benefit from treatment.

During 2012, preclinical mechanistic studies were initiated on behavioral cognitive impacts to support NeuroBioPharm’s pipeline. NeuroBioPharm initiated work to develop a preclinical model to assay the levels of production of neurotransmitters in different parts of the brain. The model is intended to test the various product candidates of NeuroBioPharm to confirm certain mechanisms of action, measure behavioral impact on ADHD and select the best possible applications for NeuroBioPharm’s products.

NeuroBioPharm also progressed in establishing preclinical and clinical protocols for the study of mechanisms of action and demonstration of the health benefits of its product candidates. However, some developments of NeuroBioPharm were delayed by the incident that occurred in November 2012 at Neptune’s Sherbrooke plant.

The prospective observational study on ADHD and the prospective observational study on memory, concentration and learning disorders that were planned to start late 2012—early 2013 were postponed until the fall of 2013. Preclinical studies that were in progress, including the development of the model capable of determining different neurotransmitters in different parts of the brain, were not interrupted. While NeuroBio intends to stick to its business plan and to continue its research and development activities, milestones and the start of commercialization may be delayed.

The nonclinical pharmacokinetic study initiated in December 2013 with MPL VIII and MPL IX was completed. The study data is currently being analyzed. In addition to the pharmacokinetic information, observational toxicity profile was also conducted and revealed no difference between treated animals and control animals.

The nonclinical study to assess the effects of MPLVII and MPLVIII on ADHD animal model in-life portion was completed and samples are being analyzed. As for the second nonclinical study on the effects of MPLVIII on cognition and depression-like behavior, this is still in planning and should be initiated by the end of summer 2014.

NeuroBioPharm has initiated in October 2013 a prospective observational study in 6 to 15 years old children with ADHD symptoms. This prospective study conducted with a precursor of NeuroBioPharm product candidate MPLVIII is intended to determine the target population who can benefit from the treatment, to identify the compliance rate and to establish the appropriate assessment tools as well as the statistical parameters necessary to achieve the desired statistical power for a future pivotal clinical study. This two-steps model reduces the risk associated with the realization of large-scale clinical trial, as well as costs associated with clinical developments of NeuroBioPharm. The preliminary results of the ongoing study show positive subjects’ clinical global impression and an increasing demand to supplement children with natural health product. In addition, a syrup formulation is being investigated as this may offer an alternative for children having difficulty to swallow pills, which is commonly observed in a pediatric population.

NeuroBioPharm has completed as of September 2013, a prospective observational study on memory, concentration and attention with a precursor of NeuroBioPharm product candidate MPLVIII. This observational study among people aged from 65 to 75 years old, used an innovative method to quantify the learning speed in relation with the ability to focus. The data collected from this study show an initial higher threshold learning speed in the treatment group. These preliminary gathered from this pilot study were used in the experimental design of the phase II randomized placebo-controlled double-blind study currently underway.

NeuroBioPharm intends to conduct in fall 2014 a prospective two stage study in 6 to 15 years old children with ADHD symptoms. This prospective study aims to determine, in the first stage, the benefits of MPLVIII as an add-on to ADHD pharmacotherapy as compared to a stand-alone Omega-3 phospholipids therapy and, in the second stage, the possibility of decreasing the ADHD pharmacotherapy. Moreover, the side effects of ADHD pharmacotherapy will be documented throughout the study to monitor if there is a decrease of side effects with Omega-3 phospholipids treatment.

A randomized placebo-controlled double-blind study to evaluate the effect of MPLIX on cognitive functions in an elderly population is under development in collaboration with a geriatric research center. This phase II study will help establish the sensitivity and precision of the assessment tools, will also allow determining the effect of the candidate product on depression, anxiety and quality of life and will examine the placebo effect. In addition, the data collected will be used to determine the statistical parameters to design a pivotal clinical study.

NeuroBioPharm estimates that it will reach initial commercialization of one of its medical food products during 2015, at the latest. This timeline still depends on the ability of Neptune to resume operations and to produce NeuroBio’s medical food products.

Selected consolidated financial information

The following tables set out selected financial information for the three-month periods ended February 28, 2014 and February 28, 2013 and years ended February 28, 2014, February 28, 2013 and February 29, 2012. The annual information has been derived from the consolidated audited financial statements for the years ended February 28, 2014, February 28, 2013 and February 29, 2012 and the notes thereto, prepared in accordance with IFRS as issued by IASB. The information for the three-month periods ended February 28, 2014 and February 28, 2013 has been derived from the unaudited internal financial statements for these periods.

(Expressed in thousands of dollars, except per share data)
	Three-month Period Ended February 28, 2014 $	Three-month Period Ended February 28, 2013 $	Year Ended February 28, 2014 $	Year Ended February 28, 2013 $	Year Ended February 29, 2012 $
Total revenues	3,665	4,588	19,496	25,946	19,124
Adjusted EBITDA[1]	(2,711)	(4,644)	(19,111)	(5,946)	(2,717)
Net loss	(1,327)	(1,147)	(22,237)	(19,962)	(4,593)
Net profit (loss) attributable to the owners of the Corporation	192	(224)	(16,640)	(16,770)	(1,928)
Basic and diluted loss per share	(0.00)	(0.01)	(0.27)	(0.31)	(0.04)
Total assets	102,224	67,493	102,224	67,493	44,736
Working capital[2]	47,553	41,666	47,553	41,666	24,309
Total equity	65,053	56,738	65,053	56,738	32,624
Long term financial liabilities
(incl. current portion)	20,921	1,871	20,921	1,871	5,754
Key ratios (% of total revenues):
Gross profit	20%	5%	13%	40%	53%
Selling expenses	(24%)	(7%)	(13%)	(9%)	(11%)
General and administrative expenses	(240%)	(88%)	(151%)	(60%)	(51%)
Research and development expenses	(56%)	(42%)	(42%)	(29%)	(20%)
Adjusted EBITDA	(74%)	(101%)	(98%)	(23%)	(14%)

[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net income (loss) is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), net finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information

(Expressed in thousands of dollars)

	Three-month Period Ended February 28, 2014 $	Three-month Period Ended February 28, 2013 $	Year Ended February 28, 2014 $	Year Ended February 28, 2013 $	Year Ended February 29, 2012 $
Net loss	(1,327)	(1,147)	(22,237)	(19,962)	(4,593)
Add (deduct):
Depreciation and amortization	123	81	353	613	764
Finance costs	574	39	1,205	161	380
Finance income	(8)	(37)	(101)	(149)	(124)
Foreign exchange gain	(1,067)	(513)	(1,274)	(851)	(278)
Change in fair value of derivatives	491	(27)	491	240	(115)
Share-based compensation	2,749	1,333	12,658	7,711	3,449
Losses and costs related to plant explosion	1,348	1,627	1,348	10,091	—
Insurance recoveries	(5,594)	(6,000)	(11,554)	(6,000)	—
Income taxes – deferred taxes	—	—	—	1,000	(1,000)
Investments tax credits from prior years	—	—	—	1,200	(1,200)

Adjusted EBITDA	(2,711)	(4,644)	(19,111)	(5,946)	(2,717)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Expressed in thousands of dollars, except per share amounts)

As explained in other sections, the Corporation revenues are presently mostly being generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ended February 28, 2014

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Total revenues	19,496	6,090	5,346	4,395	3,665
Adjusted EBITDA[1]	(19,111)	(3,983)	(6,055)	(6,362)	(2,711)
Net loss	(22,237)	(5,415)[4]	(5,052)[5]	(10,443)[6]	(1,327)[7]
Net loss attributable to the owners of the Corporation	(16,640)	(4,465)[4]	(3,570)[5]	(8,797)[6]	192 [7]
Basic and diluted loss per share	(0.27)	(0.07)	(0.06)	(0.14)	(0.00)

Fiscal year ended February 28, 2013

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Total revenues	25,946	6,153	8,099	7,106	4,588
Adjusted EBITDA[1]	(5,946)	110	(747)	(665)	(4,644)
Net loss	(19,962)	(1,694)	(4,684)	(12,437)[2]	(1,147	)2-3
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668)[2]	(224	)2-3
Basic and diluted loss per share	(0.31)	(0.02)	(0.08)	(0.21)	(0.01)

Fiscal year ended February 29, 2012

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	$	$	$	$	$
Total revenues	19,124	4,284	4,353	5,120	5,367
Adjusted EBITDA[1]	(2,717)	(183)	(944)	(784)	(806)
Net loss	(4,593)	(1,259)	(1,768)	(1,433)	(133)
Net loss attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic and diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

[1]	The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net income (loss) is presented above.
[2]	Includes impairments and costs related to the plant explosion of $8,464 and $1,627 respectively in the third and fourth quarters.
[3]	Includes insurance recoveries of $6,000.
[4]	Includes insurance recoveries of $700.
[5]	Includes insurance recoveries of $5,000.
[6]	Includes insurance recoveries of $261 and impairments and costs related to the plant explosion of $449.
[7]	Includes insurance recoveries of $5,594 and impairments and costs related to the plant explosion of $899.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the year ended February 28, 2014, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

Krill oil supplements are the only products sold in the nutraceutical market by Neptune and are generating gross margins that are lower than historically prior to the incident on November 8, 2012. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating a significant amount of revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiations are ongoing with potential partners.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:

(Expressed in thousands of dollars)

The following tables show selected financial information by segments (net of inter segments eliminations):

Three-month period ended February 28, 2014

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	3,465	200	—	3,665
Adjusted EBITDA	(1,456)	(977)	(278)	(2,711)
Net profit (loss)	1,308	(2,120)	(515)	(1,327)
Total assets	75,644	25,598	982	102,224
Working capital	22,258	24,483	812	47,553
Adjusted EBITDA calculation
Net profit (loss)	1,308	(2,120)	(515)	(1,327)
add (deduct)
Depreciation and amortization	121	2	—	123
Finance costs	9	565	—	574
Finance income	(1)	(7)	—	(8)
Foreign exchange gain	(305)	(762)	—	(1,067)
Change in fair value of derivatives	(16)	507	—	491
Share-based compensation	1,674	838	237	2,749
Losses and costs related to plant explosion	1,348	—	—	1,348
Insurance recoveries	(5,594)	—	—	(5,594)

Adjusted EBITDA	(1,456)	(977)	(278)	(2,711)

Three-month period ended February 28, 2013

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	4,580	8	—	4,588
Adjusted EBITDA	(3,215)	(1,201)	(228)	(4,644)
Net profit (loss)	854	(1,616)	(385)	(1,147)
Total assets	60,461	5,932	1,100	67,493
Working capital	35,732	5,103	831	41,666
Adjusted EBITDA calculation
Net profit (loss)	854	(1,616)	(385)	(1,147)
add (deduct)
Depreciation and amortization	79	2	—	81
Finance costs	38	1	—	39
Finance income	(25)	(12)	—	(37)
Foreign exchange gain	(485)	(29)	—	(513)
Change in fair value of derivatives	(27)	—	—	(27)
Share-based compensation	724	453	157	1,333
Losses and costs related to plant explosion	1,627	—	—	1,627
Insurance recoveries	(6,000)	—	—	(6,000)

Adjusted EBITDA	(3,215)	(1,201)	(228)	(4,644)

Year ended February 28, 2014

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	18,995	501	—	19,496
Adjusted EBITDA	(12,858)	(5,356)	(897)	(19,111)
Net loss	(10,737)	(9,616)	(1,884)	(22,237)
Total assets	75,644	25,598	982	102,224
Working capital	22,258	24,483	812	47,553
Adjusted EBITDA calculation
Net loss	(10,737)	(9,616)	(1,884)	(22,237)
add (deduct)
Depreciation and amortization	347	6	—	353
Finance costs	87	1,118	—	1,205
Finance income	(69)	(32)	—	(101)
Foreign exchange gain	(493)	(781)	—	(1,274)
Change in fair value of derivatives	(16)	507	—	491
Share-based compensation	8,229	3,442	987	12,658
Losses and costs related to plant explosion	1,348	—	—	1,348
Insurance recoveries	(11,554)	—	—	(11,554)

Adjusted EBITDA	(12,858)	(5,356)	(897)	(19,111)

Year ended February 28, 2013

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Total revenues	25,263	683	—	25,946
Adjusted EBITDA	(1,066)	(3,947)	(933)	(5,946)
Net loss	(12,779)	(5,785)	(1,398)	(19,962)
Total assets	60,461	5,932	1,100	67,493
Working capital	35,732	5,103	831	41,666
Adjusted EBITDA calculation
Net loss	(12,779)	(5,785)	(1,398)	(19,962)
add (deduct)
Depreciation and amortization	605	8	—	613
Finance costs	158	3	—	161
Finance income	(102)	(47)	—	(149)
Stock-based compensation	5,329	1,917	465	7,711
Foreign exchange gain	(808)	(43)	—	(851)
Change in fair value of derivatives	240	—	—	240
Losses and costs related to plant explosion	10,091	—	—	10,091
Insurance recoveries	(6,000)	—	—	(6,000)
Income taxes—deferred taxes	1,000	—	—	1,000
Recognition of investment tax credits from prior years	1,200	—	—	1,200

Adjusted EBITDA	(1,066)	(3,947)	(933)	(5,946)

Operating results

(All figures in the section are expressed in thousands of dollars)

Plant explosion (impact on financial results)

On November 8, 2012, an explosion and fire destroyed the Corporation’s production plant. The incident completely destroyed the Corporation’s current production plant that was in operation in Sherbrooke, but damages at the expansion facility under construction adjacent to the plant were limited. The Corporation’s inventory of krill oil products was stored at the production plant and was destroyed as well.

The Corporation set up a charitable fund to provide assistance to the employees and families affected by the incident. The fund has permitted the payment of certain employee salaries on an interim basis after the incident.

The estimated impairment losses and costs related to the plant explosion for the year ended are detailed as follows:

(Expressed in thousands of dollars)	February 28, 2014	February 28, 2013
Impairment loss related to inventories destroyed	$—	$2,257
Impairment loss related to property, plant and equipment destroyed	1,253	6,395
Site restoration costs	22	868
Contribution to victims’ fund	40	213
Other costs	33	358

	$1,348	$10,091

The costs above reflect management’s best estimates based on the information available as at the date of this MD&A (May 21, 2014) and are subject to change as new developments occur in the future in connection with the Corporation’s reconstruction plans, including environmental, legal, site restoration costs, and government-related matters.

The impairment loss recognized during the current period results from the identification by management, through the ongoing process of finalizing reconstruction plans and insurance claims, of building components and laboratory and plant equipment which will no longer be recoverable.

The Corporation has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. The claims are still in negotiations with the insurers. The Corporation recognizes insurance recoveries when it has the unconditional right to receive the compensation.

During the year ended February 28, 2014, the Corporation recognized insurance recoveries for an amount of $11,554 ($6,000 during the year ended February 28, 2013) recorded as other income, representing part of the total compensation expected to be received once the Corporation completes and settles its claims with its insurers. Of the amount recognized in 2014, $5,593 remains to be received at February 28, 2014 and has been received in May 2014.

Revenue

Revenue for the fourth quarter ended February 28, 2014 amounted to $3,665, representing a decrease of 20% compared to $4,588 for the three-month period ended February 28, 2013. For the year ended February 28, 2014, revenues were $19,496, down 25% from $25,946 in the prior year. The decrease in revenues for the fourth quarter and year end are attributable to the November 8, 2012 incident at the Sherbrooke plant. Given that Neptune’s plant was not in operation during the current fiscal year, revenues for the three-month and year ended February 28, 2014 were entirely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements for the first three quarters and through the non-exclusive krill oil Manufacturing and Supply Agreement with Rimfrost for the fourth quarter. These arrangements have allowed Neptune to rebuild some inventory of krill oil products, resulting in much lower margins. Neptune has maintained most of its market share by supplying the market with a commodity krill oil and this is expected to continue until the Corporation is capable of resuming production and selling its premium product NKO®.

Virtually all of the Corporation’s sales are derived from the nutraceutical segments.

Gross Profit

Gross profit is calculated by deducting the cost of sales from total revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and years ended February 28, 2014 and February 28, 2013:

(Expressed in thousands of dollars)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Year Ended February 28, 2014	Year Ended February 28, 2013
Gross profit	736	228	2,522	10,313
Gross profit as % of revenue	20%	5%	13%	40%

Gross profit for the fourth quarter ended February 28, 2014 amounted to $736 or 20% compared to $228 or 5% for the same period in 2013. For the year ended February 28, 2014 gross profit totalled $2,522 or 13% compared to $10,313 or 40% for last year’s corresponding period. The increase in gross margin for the three-month period ended February 28, 2014 compared to last year’s corresponding period was primarily due to the product cost reductions following the signature of the non-exclusive krill oil Manufacturing and Supply Agreement with Rimfrost. The overall decrease in gross margin for the year ended February 28, 2014 compared to last year’s corresponding period was primarily due to the November 8, 2012 incident at the Sherbrooke plant which prevented Neptune from selling its own products for the entire year. The margins will remain lower than historical rates until Neptune reaches full scale production at its Sherbrooke plant.

Other income

An amount of $5,499 was recognized in 2014 for royalty settlements as a result of negotiations with third parties to settle infringement of the Corporation’s intellectual property cases. No such amount was recognized in the comparative period.

Selling expenses

Selling expenses for the three-month and years ended February 28, 2014 and February 28, 2013 and were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Year Ended February 28, 2014	Year Ended February 28, 2013
Selling expenses	877	308	2,491	2,464
Selling expenses as % of revenue	24%	7%	13%	9%

Selling expenses amounted to $877 or 24% of revenue in the fourth quarter ended February 28, 2014 compared to $308 or 7% of revenue for the corresponding period in 2013. For the year ended February 28, 2014, selling expenses amounted to $2,491 or 13% of revenue compared to $2,464 or 9% of revenue for last year’s corresponding period. The increase in the fourth quarter was mainly attributable to an increase in marketing expenses of $327 due to the elaboration of the Corporation new selling and marketing strategy approach that will be implemented in conjunction with the resumption of production. The increase was also attributable to an increase of $222 in royalties payable to a corporation controlled by an officer and director of the Corporation mainly due to the royalties payable on Acasti royalties prepayment. For the year ended February 28, 2014, the selling expenses remained at the same level than last year’s comparative period.

General and Administrative Expenses

G&A expenses for the three-month and years ended February 28, 2014 and February 28, 2013 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Year Ended February 28, 2014	Year Ended February 28, 2013
General and administrative expenses	8,801	4,053	29,508	15,687
General and administrative expenses as % of revenue	240%	88%	151%	60%

G&A expenses amounted to $8,801 in the fourth quarter ended February 28, 2014, an increase of $4,748 over the corresponding period in 2013. G&A expenses amounted to $29,508 for the year ended February 28, 2014, an increase of $13,821 over last year’s comparable period. The increase of $4,748 in the fourth quarter ended February 28, 2014 compared to the corresponding period of 2013 is mainly attributable to an increase in share-based compensation expense of $1,416 as well as an increase of legal fees of $429 due to the intense negotiations with third parties to settle infringement cases. The increased in G&A for the three-month period is also attributable to a bad debt expense of $2,193 related to one significant customer as well as an increase in warehouse costs of $351, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored in 2014, there was no such warehouse costs in the cost of goods sold in the comparative period. The increase of $13,821 in the year ended February 28, 2014 compared to the corresponding period of 2013 is mainly attributable to an increased in share-based compensation expense of $4,947 as well as an increase of legal fees of $4,727 due to the intense negotiations with third parties to settle infringement cases. The increase in G&A for the year ended February 28, 2014 is also attributable to a bad debt expense of $2,193 related to one significant customer as well as an increase in warehouse costs of $2,163, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored in 2014, there was no such warehouse costs in the cost of goods sold in the comparative period.

Research and Development Expenses

R&D expenses, net of tax credits, for the three-month and year ended February 28, 2014 and 2013 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Year Ended February 28, 2014	Year Ended February 28, 2013
Research and development expenses net of tax credits	2,064	1,923	8,144	7,633
Research and development expenses net of tax credits as % of revenue	56%	42%	42%	29%

R&D expenses amounted to $2,064 or 56% of revenue in the fourth quarter ended February 28, 2014 compared to $1,923 or 42% of revenue for the corresponding period in 2013, an increase of $141 compared to the same period in 2013. R&D expenses amounted to $8,144 or 42% of revenue in the year ended February 28, 2014 compared to $7,633 or 29% of revenue for the corresponding period in 2013, an increase of $511 compared to the same period in 2013. The increase of $141 in the fourth quarter ended February 28, 2014 is mainly due to an increase in subcontracting expenses over the last year’s corresponding period. The increase of $511 in the year ended February 28, 2014 is mainly attributable to an increase of $472 in subcontracting expenses over the last year’s corresponding period as well as an increase of $1,143 in Acasti R&D expenses offset by the 2012 tax credit reversal in the comparative period following the decision by the Corporation to derecognize $1,200 in tax credits after evaluating that there was no reasonable assurance that tax credits would be realized following the plant incident.

Finance costs

Finance costs for the three-month and year ended February 28, 2014 and February 28, 2013 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Year Ended February 28, 2014	Year Ended February 28, 2013
Finance costs	1,066	12	1,696	400
Finance costs as % of revenue	29%	1%	9%	2%

Finance costs amounted to $1,066 in the fourth quarter ended February 28, 2014, an increase of $1,054 compared to the same period in 2013. Finance costs amounted to $1,696 in the year ended February 28, 2014 compared to $400 for the same period in 2013, an increase of $1,296 over last year’s corresponding period. The increase of $1,054 in the fourth quarter is mainly attributable to the increase of $565 in shares issue costs related to Acasti’s financing as well as an increase in the fair value of derivative of $518 compared to the same period in 2013. The increase of $1,296 in the year ended February 28, 2014 is mainly attributable to the increase of $1,117 in shares issue costs related to Acasti’s financing as well as an increase in the fair value of derivatives of $251 compared to the same period in 2013.

Foreign exchange gain

Foreign exchange gain for the three-month and year ended February 28, 2014 and February 28, 2013 were as follows:

(Expressed in thousands of dollars)	Three Months Ended February 28, 2014	Three Months Ended February 28, 2013	Year Ended February 28, 2014	Year Ended February 28, 2013
Foreign exchange gain	1,067	513	1,274	851
Foreign exchange gain as % of revenue	29%	11%	7%	3%

Foreign exchange gain amounted to $1,067 in the fourth quarter ended February 28, 2014 compared to $513 for the same period in 2013, an increase of $554. Foreign exchange gain amounted to $1,274 for the year ended February 28, 2014 compared to $851 for the same period in 2013. These increases are mainly attributable to the positives fluctuations of the US currency against the Canadian currency on cash and short-term investments held in US dollars by the Corporation.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

Adjusted EBITDA increased by $1,933 for the three-month period ended February 28, 2014 to ($2,711) compared to ($4,644) for the three-month period ended February 28, 2013. Adjusted EBITDA decreased by $13,165 for the year ended February 28, 2014 to ($19,111) compared to ($5,946) for the same period in 2013. The increase of $1,933 for the three-month period ended February 28, 2014 is mainly attributable to the $5,427 increase of revenues from settlement of royalties as well as an increase in gross margin of $508 offset by an increase in G&A expenses of $3,333 and selling expenses of $534. The decrease of $13,165 for the year ended February 28, 2014 is mainly attributable to a decrease in gross margin of $7,709 resulting from the November 8, 2012 incident at the Sherbrooke plant as well as an increase in G&A expenses of $9,216 and an increase in R&D expenses of $601 and selling expenses of $321. This decrease is offset by an increase in revenues from settlement of royalties of $5,499.

Net Loss

The Corporation realized a consolidated net loss for the three-month period ended February 28, 2014 of ($1,327) or ($0.02) per share compared to ($1,147) or ($0.01) per share for the three-month period ended February 28, 2013. The Corporation realized a consolidated net loss for the year ended February 28, 2014 of ($22,237) or ($0.27) per share compared to a net loss of ($19,962) or ($0.31) per share for the year ended February 28, 2013. The $180 increase in the fourth quarter net loss is mainly attributable to the increase in G&A expenses of $4,748 as well as an increase in selling expenses of $569 and finance costs of $1,054. This increase is offset by an increase of $5,499 of other income from settlement of royalties and an increase in foreign exchange gain of $554. The increase in the net loss of $2,275 for the year ended February 28, 2014 was mainly attributable to the decrease in gross margin of $7,709 resulting from the November 8, 2012 incident at the Sherbrooke plant as well as an increase in G&A expenses of $13,821, an increase in R&D expenses of $1,711 and an increase in finance costs of $1,296. This decrease is offset by an increase in other income from settlement of royalties of $5,499, an increase in insurance recoveries of $5,554 as well as the decrease in the plant explosion write off of $8,743 and the derecognition of deferred tax assets and R&D tax credits of $2,200 in the comparative period following the decision by the Corporation to derecognize these amounts after evaluating that there was no reasonable assurance that tax assets would be realized following the plant incident.

LIQUIDITY AND CAPITAL RESOURCES

(All figures in the section are expressed in thousands of dollars)

Operating Activities

During the year ended February 28, 2014, the operating activities generated a decrease in liquidities of $18,214, compared to a decrease of $1,762 for the corresponding period ended February 28, 2013. The difference in the cash flows from operating activities is mainly attributable to the higher loss for the year ended February 28, 2014 over the corresponding period of 2013 combined with non-cash adjustments totalling $8,653 recorded in 2013 resulting from last year’s plant explosion. The decrease in liquidities for the year ended February 28, 2014 is also attributable to the changes in non-cash operating working capital items, more precisely the large increase in trade and other receivable of $9,912 mainly coming from revenues from settlement of royalties receivable as well as insurance recoveries receivable as well as an increase in inventories and prepaid expenses of $1,887 and $1,056 respectively offset by an increase in trade and other payables of $1,464.

Investing Activities

During the year ended February 28, 2014, the investing activities generated a decrease in liquidities of $25,991. This decrease is mainly attributable to the acquisition of property, plant and equipment for $16,503, related primarily to the plant reconstruction in Sherbrooke as well as the acquisition of short-term investments of $27,683 mainly coming from the proceeds of Acasti’s financing partially offset by the maturity of short-term investments for $18,375. In 2013, investing activities generated a decrease in liquidities of $20,272. This decrease is mainly due to the acquisition of property, plant and equipment for $19,036, related primarily to the plant reconstruction in Sherbrooke, and the acquisition of short-term investments for $7,000 partially offset by the maturity of short-term investments of $6,107.

Financing Activities

During the year ended February 28, 2014, the financing activities generated an increase in liquidities of $34,910 mainly attributable from the net proceeds from Acasti’s public offering of $21,165 and the net proceeds from Acasti’s private placement of $2,068. The increase in liquidities for the year ended February 28, 2014 also resulted from the increase in loans and borrowings of $8,408, the proceeds from exercise of options for $2,059 and the proceeds from exercise of subsidiary warrants and options for $1,380. During the year ended February 28, 2013, financing activities generated an increase in liquidities of $32,682, primarily due to the net proceeds from Neptune’s October 2012 public offering of $30,005 and the proceeds from exercise of warrants and options for $5,393 and the increase in loans and borrowings for $3,037. This increase was partially offset by the repayment of loans and borrowings for $5,774.

Overall, as a result of cash flows from all activities, the Corporation decreased its cash by $8,380 and increased its short-term investments by $9,305 for the year ended February 28, 2014.

At February 28, 2014, the Corporation’s liquidity position, consisting of cash and short-term investments, was $29,548, of which $23,701 is from Acasti.

The Corporation believes that its available cash and short-term investments, expected interest income, expected insurance recoveries, research collaborations and licensing agreements, research tax credits and loans and borrowings should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the plant explosion, regulatory approval process, clinical trial results, the ability of the Corporation to resume production of and continue to successfully commercialize nutraceutical products and to maintain a market share position for krill oil products, and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future, including accessing capital markets.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

(All figures in the section are expressed in thousands of dollars)

Derivatives over the Corporation’s own equity in the amount of $10,821 at February 28, 2014 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

In addition, approximately $631 of advance payments at February 28, 2014 may be refundable in the next year if the Corporation fails to meet certain development milestones and thus has been excluded in the table below.

The following are the contractual maturities of financial liabilities and other contracts as at February 28, 2014 and 2013:

					February 28, 2014
Required payments per year (in thousands of dollars)	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$14,841	$14,841	$14,841	$—	$—
Loans and borrowings*	10,099	13,934	615	10,153	3,166
Research and development contracts	—	1,835	1,835	—	—
Operating leases	—	3,566	686	1,718	1,162
Purchase obligations	—	6,457	6,436	21	—

	$24,940	$40,633	$24,413	$11,892	$4,328

*	Includes interest payments to be made at the contractual rate.

The Corporation has no off balance sheet arrangements as at February 28, 2014, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from December 31, 2013 to September 30, 2022. Minimum lease payments for the next five years are $623 in 2015, $623 in 2016, $426 in 2017, $324 in 2018, $324 in 2019 and $1,163 thereafter.

The Corporation also has other operating leases expiring at different dates from February 28, 2015 to April 23, 2017. Minimum lease payments under these other operating leases for the next three years are $63 in 2015, $10 in 2016 and $10 in 2017.

In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $48,300 following the November 8, 2012 incident. The funding is in the form of an interest-free loan in the amount of $3,500 with a five-year term, a secured loan of $12,500 bearing interest at a rate of 7.0% per annum including a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period, insurance recoveries of $17,554 and certain amounts received from settlement agreements relating to intellectual property matters. Some of these financing amounts remain to be disbursed. As at February 28, 2014, the Corporation signed agreements amounting to approximately $6,186 with various suppliers with respect to the plant expansion.

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation initiated some projects that will be conducted over a 12-month period for a total initial cost of $1,044, of which an amount of $550 has been paid to date.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $5,171, of which an amount of $3,559 has been paid to date. As at February 28, 2014, an amount of $261 is included in “Trade and other payables” in relation to these projects.

Contingencies:

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000.

On or around February 3, 2014, Neptune and Valensa filed dismissals with the Court and the case was closed. There are no pending litigation in Quebec or anywhere else in the world between the Corporation and Valensa.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. This Complaint against Aker et al. will be dismissed in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. This Complaint against Aker et al. was dismissed on or around April 10, 2014 in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This Complaint against Aker et al. was dismissed on or around April 10, 2014 in accordance with the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

Finally, the Complaint (case 1:09-cv-11946-MLW) filed in 2009 by Neptune et al. against Aker et al. in the District of Massachusetts for the infringement of the Université of Sherbrooke’s US patent licensed to Neptune (US. Pat. 6,800,299) was also dismissed on or around February 11, 2014, as per the terms of the Settlement agreement reached between Aker and the Corporation on November 28, 2013.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages.

All the Complaints against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the Settlement agreements reached on April 27, 2014 between Enzymotec and the Corporation.

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. A Notice of Discontinuance was filed by the parties on or around December 17, 2013. The case was dismissed in accordance with the Settlement agreement reached between Aker and the Corporation.

On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc. (collectively the ‘’Settling Respondents’’). As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date.

On or around November 28, 2013, the Corporation, Acasti and Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS (Aker et al.) signed a binding Term Sheet and also signed a settlement and license agreement on or around December 16, 2013, that resulted in the dismissal of all Aker respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Aker and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Aker et al., allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). Aker also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015.

On or around December 17, 2013, Neptune, Acasti and Enzymotec filed a joint motion for a stay of the ITC proceeding because of their agreement to a settlement term sheet. On April 27, 2014, Neptune, Acasti and Enzymotec reached a settlement agreement. The Settlement with Enzymotec provides for a dismissal of all Enzymotec respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Enzymotec and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing them to market and sell within the nutraceutical market products. Under the terms of the settlement, royalty levels for the US market are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351), and the royalty levels for the Australian market are dependent on the outcome of a re-examination proceeding before the Australian Patent Office (APO) regarding Neptune’s equivalent Australian composition of matter patent (No. 2002322233). Enzymotec also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO and/or APO decision dates. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015 while the APO’s decision is not expected until Spring 2015.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS have been dismissed following the signature of a license settlement agreement with the Corporation on September 26, 2013.

On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the then worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The motion was filed in connection with the Court appeal matter that was settled in 2010 between the parties. On June 26, 2013, the University and Neptune reached an agreement wherein inter alia, the parties agreed to the dismissal of the proceedings between and confirmed the assignment of the patents at issue to Neptune.

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

On November 5, 2013, Neptune received a statement of offense issued by the CSST seeking payment of a fine of approximately $64 in connection with the incident. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST. No provision has been recorded by the Corporation as at February 28, 2014 for this matter.

The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

SUBSEQUENT EVENTS

Neptune public offering:

On March 6, 2014, Neptune closed the public offering of 11,500,000 common shares at US$2.50 per common share for gross proceeds of US$28.75 million. Total issue costs related to this transaction amount to approximately US$2.3 million.

Neptune private placement:

On April 4, 2014, Neptune announced the closing of a private placement of $2.5 million of common shares of Neptune at a price of $2.76 per share, resulting in a total of 907,000 shares being issued. A commission of 6% of the gross proceeds of the private placement was paid.

Royalty prepayment of NeuroBioPharm:

On March 18, 2014, NeuroBioPharm announced that it will exercise its option embedded in its exclusive technology license agreement with Neptune to pay in advance all future royalties payable under the license agreement. An outside party will conduct an independent valuation to determine the value of the royalty prepayment.

Resignation of Mr. Henri Harland:

On April 28, 2014, Neptune announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Neptune. Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract. As of the date of this MD&A, no agreement has been reached and an estimate of its financial effect cannot be made.

Resignation of Mr. Frederic Harland:

On May 20, 2014, NeuroBioPharm announced the resignation of Mr. Frederic Harland as Chief Financial Officer of NeuroBioPharm.

FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at February 28, 2014 compared to February 28, 2013 (expressed in thousands of dollars):

Accounts	Increase (Reduction)	Comments
Cash	(8,380)	Refer to “liquidity and capital resources”
Short-term investments	9,305	Acquisition of short-term investments following Acasti’s public offering
Trade and other receivables	7,348	Includes revenues from settlement of royalties and insurance recoveries receivable
Tax credits receivable	1,590	Additional tax credits on equipment acquisitions
Prepaid expenses	1,056	Share issue costs for Neptune’s financing
Inventories	1,887	Purchase of large quantities of raw material in anticipation of plant re-opening
Property, plant and equipment	21,557	Investment related to plant reconstruction
Trade and other payables	6,856	Extended terms from plant reconstruction suppliers
Derivative warrant liability	10,821	Acasti public offering

See the statement of changes in equity for details of changes to the equity accounts from February 28, 2013.

PRIMARY FINANCIAL RATIOS

	February 28, 2014		February 28, 2013	February 29, 2012
Working Capital Ratio (current assets / current liabilities)[1]	4.02		5.71	3.62

Solvency Ratio (Loans and borrowings / Total equity)[2]	0.15	[3]	0.03	0.18

[1]	The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.
[2]	The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.
[3]	Derivative warrant liability in the amount of $10,821,000 at February 28, 2014 does not give rise to liquidity risk because they settle in shares and thus have been excluded from the solvency ratio calculation.

The Corporation’s Working Capital Ratio has deteriorated at February 28, 2014 compared to February 28, 2013 mainly due to burn rate since November 8, 2012 plant explosion.

The Corporation’s Solvency Ratio has deteriorated at February 28, 2014 compared to February 28, 2013 mainly due to the increase in loans and borrowings.

RELATED PARTY TRANSACTIONS

(Expressed in thousands of dollars)

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the year ended February 28, 2014, total royalties included in operating expenses amounted to $437 (2013 - $268). As at February 28, 2014, the balance due to this corporation under this agreement amounts to $574 (February 28, 2013 - $257). This amount is presented in the consolidated statements of financial position under “Accounts payable and accrued liabilities”. Subsequent to year-end, the amounts were fully repaid.

Refer to note 27 of the consolidated financial statements for related party disclosures related to key management personnel compensation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing the consolidated financial statements for the year ended February 28, 2014 and February 28, 2013, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgment or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the year ended February 28, 2014 and February 28, 2013.

New standards and interpretations adopted in 2014:

Consolidated financial statements:

IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. Upon adoption, this new standard did not have a material impact on the financial statements of the Corporation.

Disclosure of interests in other entities:

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvements that expose an entity to a variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. This new standard did not impact the recognition and measurement in the financial statements, however additional disclosures are provided.

Fair value:

IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 requires additional information to be presented in financial statements. This new standard did not have a material impact on the financial statements of the Corporation.

USE OF ESTIMATES AND JUDGMENT

The preparation of consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgment in evaluating whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation;

•	Determining that the Corporation has de facto control over its subsidiary Acasti. Although the group owns less than 50% of Acasti’s shares and less than 50% of the voting power, management has determined that the group controls the entity. Management concluded that the group has control over Acasti on a de facto power basis, because, amongst other thing, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Assessing the criteria for recognition of tax assets and investment tax credits;

•	Measurement of derivative warrant liabilities and stock-based compensation; and

•	Collectability of trade receivable.

Derivative warrant liabilities

The warrants forming part of the Units issued from the current year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings. The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation

The Corporation has a stock-based compensation plan, which is described in note 18 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument. Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general option holder behavior. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures the compensation based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and

•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective as of February 28, 2014.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 28, 2014, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (1992 Framework).

Changes in internal controls over financial reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended February 28, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risks related to the heavy dependence of Neptune’s future prospects on the timely and successful reconstruction of its production plant;

•	the risk that the Corporation may not obtain all required permits to operate its production facility;

•	the risks related to the Corporation’s needs for additional funding;

•	the risk that Neptune may not recover all of the insurance proceeds it has claimed;

•	the risk that new claims or lawsuits relating to the plant explosion may be brought against Neptune;

•	the risk that Neptune may be unable to restore or grow its customer base;

•	the risk that Neptune has reliance on a limited number of distributors and significant concentration of accounts receivables;

•	the risks related to the fact that Neptune has suffered significant impairment losses and its assets may be subject to future write-downs, charge-offs or impairment losses;

•	the risk that Neptune may lose its control of Acasti;

•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date;

•	the risk that NKO® and EKO™ may not be successfully commercialized;

•	the risks related to changes in regulatory requirements and interpretations of regulatory requirements;

•	the risks related to Neptune’s reliance on third parties for the supply of raw materials;

•	the risk that Neptune may be unable to manage its growth efficiently;

•	the risk that Neptune may be unable to further penetrate core or new markets;

•	the risk that Neptune may be unable to attract and retain skilled labor;

•	the risk that Neptune may be unable to attract, hire and retain key management and personnel;

•	the risk related to the success of current and future clinical trials by Neptune and its subsidiaries;

•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or at all;

•	the risks related to product liability lawsuits that could be brought against Neptune and its subsidiaries;

•	the risks related to intense competition from other companies in the pharmaceutical and nutraceutical industry;

•	the risk that Neptune may be unable secure and defend its intellectual property rights; and

•	the risks related to the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

FINANCIAL INSTRUMENTS

(All figures in the section are expressed in thousands of dollars)

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2014, the Corporation had thirty trade debtors. Most sales’ payment terms are set in accordance with industry practice. Five customers represent 68% (five customers represented 88% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation’s customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers’ credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer’s maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective to some extent in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems. The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected. During the year ended February 28, 2014, the Corporation recorded a bad debt expense of $2,193 related to one significant customer, for which total trade receivable due at February 28, 2014 is $4,365.

Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation’s operating results.

Approximately 86% of the Corporation’s revenues are in US dollars, and 12% are in euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the euro in relation to the Canadian dollar.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 28, 2014 and 2013.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25 of the consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation’s operating budgets, and review the most important material transactions outside the normal course of business.

Derivatives over the Corporation’s own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at May 21, 2014, the total number of common shares issued by the Corporation and outstanding is 74,386,448 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There are also 750,000 Neptune warrants, 7,334,168 Neptune options and 739,918 Neptune restrictive share units. Each warrant, option and restrictive share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Neptune has issued 7,103,750 Acasti call-options and 3,970,000 NeuroBioPharm call-options on shares it owns of the respective subsidiary outstanding as at the same date, exercisable into one Class A share of the respective subsidiary. In addition, Acasti has 20,456,293 warrants (including 592,500 warrants owned by the Corporation), 4,914,750 options and 775,001 restrictive share units outstanding at this date. Each warrant, option and restrictive share unit is exercisable into one Class A share to be issued from treasury of Acasti. Further, NeuroBioPharm has 17,490,646 warrants (including 4,208,329 warrants owned by the Corporation), 495,000 options and 584,501 share bonus awards outstanding at this date. Each warrant, option and share bonus award is exercisable into one Class A share to be issued from treasury of NeuroBioPharm.